Exhibit 99.1

SIMCERE PHARMACEUTICAL GROUP REPORTS UNAUDITED FIRST QUARTER 2012 RESULTS

NANJING, CHINA, May 9, 2012 — Simcere Pharmaceutical Group (“Simcere” or the “Company”) (NYSE: SCR), a leading pharmaceutical company specializing in the development, manufacturing, and marketing of branded and proprietary pharmaceuticals in China, today reported unaudited financial results for the first quarter ended March 31, 2012.

Highlights

•                      Total revenue was RMB487.6 million (US$77.4 million) for the first quarter of 2012, which represented an increase of 1.1% from RMB482.2 million for the same period in 2011.

•                      Income from operations was RMB43.3 million (US$6.9 million) for the first quarter of 2012, which represented an increase of 46.1% from RMB29.6 million for the same period in 2011.

•                      Net income attributable to Simcere was RMB28.6 million (US$4.5 million) for the first quarter of 2012, which represented an increase of 2.6% from RMB27.9 million for the same period in 2011.

•                      Gross margin for the first quarter of 2012 was 82.0%, compared to 83.9% for the same period in 2011.

“In the first quarter of 2012, sales of Simcere’s major products were largely in line with the trend of the last two quarters of 2011,” said Mr. Jinsheng Ren, Chairman and Chief Executive Officer of Simcere Pharmaceutical Group. “While our branded generic drugs including edaravone, Zailin and Yingtaiqing faced challenges from the changing regulatory environment and pricing policies, we continue to be encouraged by the performance of our portfolio of oncology drugs including Endu, Sinofuan and Jiebaishu and our antibiotic drug Anxin. Also, Iremod, our new DMARD which was launched in January 2012, has seen a strong market reception with formulary listing in around 100 hospitals.”

2012 First Quarter Financial Results

Total revenue for the first quarter of 2012 was RMB487.6 million (US$77.4 million), which represented an increase of 1.1% from RMB482.2 million for the same period in 2011.

Revenue from edaravone injection products under the brand names Bicun and Yidasheng totaled RMB 160.9 million (US$25.6 million) for the first quarter of 2012, which was 33.0% of the Company’s total revenue for the first quarter of 2012, representing a decrease of 14.7% from RMB188.7 million for the same period in 2011. This decrease was primarily due to factors including the negative impact of changes to the tender process in certain regional markets and adjustments to Simcere’s sales force.

Revenue from Endu, the Company’s patented anti-cancer biotech product, amounted to RMB56.3 million (US$8.9 million) in the first quarter of 2012, which was 11.6% of the Company’s total revenue for the first quarter of 2012, representing an increase of 13.5% from RMB49.6 million for the same period in 2011.

Revenue from Sinofuan, a 5-FU sustained release implant for the treatment of cancer, amounted to RMB39.3 million (US$6.2 million) for the first quarter of 2012, which was 8.1% of the Company’s total revenue for the first quarter of 2012, representing an increase of 33.7% from RMB29.4 million for the same period in 2011.

Revenue from other branded generic products including Zailin and Yingtaiqing amounted to RMB231.1 million (US$36.7 million), which was 47.4% of the Company’s total revenue for the first quarter of 2012, representing an increase of 7.7% from RMB214.4 million for the same period in 2011.

Gross margin for the first quarter of 2012 was 82.0%, a decrease from 83.9% for the same period in 2011, which was primarily due to a decrease in revenue from products which have relatively high gross margins and a decrease in selling prices of certain products.

Research and development expenses for the first quarter of 2012 totaled RMB48.3 million (US$7.7 million), which represented an increase of 13.4% from RMB42.6 million for the same period in 2011. This increase was primarily due to increased expenditures on on-going research and development projects. As a percentage of total revenue, research and development expenses were 9.9% for the first quarter of 2012, compared to 8.8% for the same period in 2011.

Sales, marketing and distribution expenses for the first quarter of 2012 were RMB258.8 million (US$41.1 million), which represented a decrease of 2.1% from RMB264.4 million for the same period in 2011. As a percentage of total revenue, sales, marketing and distribution expenses were 53.1% for the first quarter of 2012, compared to 54.8% for the same period in 2011.

General and administrative expenses were RMB65.1 million (US$10.3 million) for the first quarter of 2012, which represented a decrease of 4.5% from RMB68.1 million for the same period in 2011. As a percentage of total revenue, general and administrative expenses decreased to 13.3% for the first quarter of 2012, compared to 14.1% for the same period in 2011.

Share-based compensation expense, which was allocated to research and development expenses, sales, marketing and distribution expenses, and general and administrative expenses, based on the nature of the work that the employee was assigned to perform, totaled RMB3.8 million (US$0.6 million) for the first quarter of 2012. Share-based compensation expense for the first quarter of 2011 was RMB7.3 million. The decrease was primarily due to the expiration of the first batch of non-vested shares in the fourth quarter of 2011.

Income from operations was RMB43.3 million (US$6.9 million) for the first quarter of 2012, which represented an increase of 46.1% from RMB 29.6 million for the same period in 2011.

Income tax expense for the first quarter of 2012 was RMB2.6 million (US$0.4 million), compared to income tax expense of RMB5.1 million for the same period in 2011. The effective tax rate decreased to 10.4% in the first quarter of 2012 from 19.5% for the same period in 2011. The decrease was primarily due to the impact of other operating income of RMB15.6 million (US$2.5 million) recorded by our subsidiary located in British Virgin Islands which is not subject to income tax in the first quarter of 2012, arising from the settlement agreement with the selling shareholders and former directors of ChinaVax, which reduced the consideration payable in respect of our acquisition in 2009 of the 100% equity interest in ChinaVax, a Cayman Islands investment holding company which then held a 15% equity interest in Jiangsu Quanyi.

Net income attributable to Simcere was RMB28.6 million (US$4.5 million) for the first quarter of 2012, which represented an increase of 2.6% from RMB27.9 million for the same period in 2011. Net margin, representing net income attributable to Simcere divided by total revenue, was 5.9% for the first quarter of 2012, compared to 5.8% for the same period in 2011.

Basic and diluted earnings per American Depository Share (“ADS”) for the first quarter of 2012 were RMB0.53 (US$0.08) and RMB0.53 (US$0.08), respectively. One ADS represents two ordinary shares of the Company.

As of March 31, 2012, the Company had cash, cash equivalents and restricted cash of RMB343.2 million (US$54.5 million), compared to RMB262.6 million as of December 31, 2011.

Financial Statements

The unaudited condensed consolidated statements of income and balance sheets accompanying this press release have been prepared by management using U.S. GAAP. These financial statements are not intended to fully comply with U.S. GAAP because they do not present all of the financial statements and disclosures required by U.S. GAAP.

Safe Harbor Statement

This press release contains forward-looking statements. These statements constitute “forward-looking” statements within the meaning of Section 21E of the Securities Exchange Act of 1934, as amended, and as defined in the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “anticipate,” “believe,” “estimate,” “expect,” “forecast,” “intend,” “may,” “plan,” “project,” “predict,” “should” and “will” and similar expressions. In particular, the quotations from management in this press release and the section under “Financial Outlook” contain forward-looking statements. These forward looking statements are based upon management’s current views and expectations with respect to future events and are not a guarantee of future performance. Furthermore, these statements are, by their nature, subject to a number of risks and uncertainties that could cause actual performance and results to differ materially from those discussed in the forward-looking statements as a result of a number of factors. Further information regarding these and other risks is included in Simcere’s filings with the U.S. Securities and Exchange Commission at www.sec.gov. Simcere does not undertake any obligation to update any forward-looking statement, except as required under applicable law.

Conference Call

Simcere Pharmaceutical Group will host a conference call to discuss the Company’s results for the first quarter of 2012 on Wednesday, May 9 at 8 a.m. Eastern Time (Wednesday, May 9, at 8 p.m. Beijing/Hong Kong time). The management team will be on the call to discuss the results for first quarter of 2012 and to answer questions.

To access the conference call, please dial:

International toll:	+65.6723.9381
United States toll-free:	+1.866.519.4004
United States toll:	+1.718.354.1231
China Domestic toll:	800.819.0121
China Domestic mobile toll:	400.620.8038
Hong Kong toll:	+852.2475.0994

Please ask to be connected to Q1 2012 Simcere Pharmaceutical Group Earnings Conference Call and provide the following passcode: 73500159.

Simcere will also broadcast a live audio webcast of the conference call. The broadcast will be available by visiting the “Investor Relations” section of the Company’s web site at www.simcere.com.

Following the earnings conference call, an archive of the call will be available by dialing:

United States toll-free:	+1.866.214.5335

United States toll:	+1.718.354.1232

The passcode for replay participants is 73500159. The telephone replay also will be archived on the “Investor Relations” section of the company’s website for seven days following the earnings announcement.

About Simcere Pharmaceutical Group

Simcere Pharmaceutical Group (“Simcere”) (NYSE: SCR) is a leading pharmaceutical company specializing in the development, manufacturing, and marketing of branded and proprietary pharmaceuticals in China. Simcere concentrates its research and development efforts on the treatment of diseases with high incidence and/or mortality rates and for which there is a clear demand for more effective pharmacotherapy such as cancer, strokes, cardiovascular disease, infectious diseases and pain. For more information about Simcere Pharmaceutical Group, please visit www.simcere.com.

Investor and Media Contacts:

Email: ir@simcere.com

In Nanjing:	In the United States:
Yehong Zhang	Cindy Zheng
President	Brunswick Group
Simcere Pharmaceutical Group	Tel: 1-212-333-3810
Tel: 86-25-8556-6666 ext. 8811

In Beijing:	In Hong Kong:
Yue Yu	Joseph Lo Chi-Lun
Brunswick Group	Brunswick Group
Tel: 86-10-5960-8600	Tel: 852-3512-5000

SIMCERE PHARMACEUTICAL GROUP

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF INCOME

(AMOUNTS EXPRESSED IN THOUSANDS, EXCEPT SHARE AND ADS DATA)

	Three months ended March 31,
	2011 RMB	2012 RMB	2012 USD

Product revenue	482,202	487,609	77,429
Total revenue	482,202	487,609	77,429
Cost of materials and production	(77,473)	(87,838)	(13,948)
Gross profit	404,729	399,771	63,481

Operating expenses:
Research and development	(42,582)	(48,286)	(7,667)
Sales, marketing and distribution	(264,395)	(258,792)	(41,094)
General and administrative	(68,137)	(65,082)	(10,335)
Other operating income*	—	15,650	2,485
Income from operations	29,615	43,261	6,870

Interest income	1,052	861	137
Interest expense	(9,404)	(20,193)	(3,207)
Foreign currency exchange gains (losses)	1,575	(57)	(9)
Other income	6,423	4,081	648
Equity in losses of equity method affiliated company	(3,172)	(2,543)	(404)
Earnings before income taxes	26,089	25,410	4,035

Income tax expense	(5,091)	(2,637)	(419)
Net Income	20,998	22,773	3,616

Less: Net loss attributable to the noncontrolling interest	6,892	5,851	929
Net income attributable to Simcere	27,890	28,624	4,545

Earnings per share attributable to Simcere:
Basic	0.26	0.26	0.04
Diluted	0.25	0.26	0.04

Earnings per ADS attributable to Simcere:
Basic	0.52	0.53	0.08
Diluted	0.50	0.53	0.08

Weighted average number of common shares:
Basic:	106,809,870	108,438,176	108,438,176
Dilute:	110,467,225	108,703,148	108,703,148

*In 2009, the Group acquired 100% equity interest in China Vax, which is a Cayman Islands investment holding company and holds 15% equity interest in Jiangsu Quanyi. In March 2012, the Group reached a settlement agreement with the selling shareholders and former directors of China Vax and agreed to pay US$2.0 million of the remaining consideration payable of US$4.5 million to the selling shareholders of China Vax. The reduction of the consideration payable of USD2.5 million (RMB 15.6 million) was recognized as other operating income in the first quarter of 2012.

SIMCERE PHARMACEUTICAL GROUP

UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS

(AMOUNTS EXPRESSED IN THOUSANDS)

	December 31,	March 31,	March31,
	2011 RMB	2012 RMB	2012 USD

Assets
Current assets
Cash, cash equivalents and restricted cash	262,557	343,222	54,501
Bills receivable	814,822	764,576	121,409
Accounts receivable, net	462,050	414,592	65,835
Inventories	126,708	119,552	18,984
Other current assets	181,196	155,326	24,665
Total current assets	1,847,333	1,797,268	285,394
Property, plant and equipment, net	925,815	912,150	144,843
Land use rights	139,707	138,907	22,057
Goodwill and intangible assets, net	648,408	639,901	101,612
Investments in and advance to an affiliated company	91,355	89,027	14,137
Other non-current assets	81,499	98,680	15,670
Total assets	3,734,117	3,675,933	583,713
Liabilities
Current liabilities
Short-term borrowings and current portion of long-term borrowings	816,150	923,050	146,574
Accounts payable	52,191	32,400	5,145
Bills payable	28,379	4,000	635
Other payables and accrued liabilities	565,827	457,122	72,588
Total current liabilities	1,462,547	1,416,572	224,942
Long-term borrowings, excluding current portion	—	2,000	318
Deferred tax liabilities	46,248	44,451	7,058
Other liabilities	31,625	31,883	5,063
Total liabilities	1,540,420	1,494,906	237,381
Shareholders’ equity
Simcere shareholders’ equity
Ordinary shares at par	8,532	8,450	1,342
Additional paid-in capital	954,750	919,720	146,045
Accumulated other comprehensive loss	(104,608)	(104,659)	(16,619)
Retained earnings	1,197,507	1,225,851	194,657
Total equity attributable to Simcere	2,056,181	2,049,362	325,425
Noncontrolling interest	137,516	131,665	20,907
Total shareholders’ equity	2,193,697	2,181,027	346,332
Commitments and contingencies
Total liabilities and shareholders’ equity	3,734,117	3,675,933	583,713

Note: The conversions of Renminbi (RMB) into United States dollars (USD) as at the reporting dates are based on the noon buying rate of USD1.00 = RMB6.2975 on March 31, 2012 as set forth in the H. 10 statistical release of the Federal Reserve Board. No representation is intended to imply that the RMB amounts could have been, or could be, converted, realized or settled into U.S. dollars at that rate on the reporting dates.